Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics

St. Mary’s Healthcare Acquires Mazor Robotics’ Renaissance System

First Hospital in the Northeastern U.S. Market to Install the Company’s Surgical Guidance System

CAESAREA, Israel – June 26, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), a developer of innovative surgical robots and complementary products, today announced that St. Mary’s Healthcare, a general medical and surgical hospital in Amsterdam, NY, has acquired its first Renaissance system.  St. Mary's Hospital at Amsterdam is a member of Ascension Health.  Ascension Health is the nation's largest Catholic and nonprofit health system with more than 105,000 associates serving in 20 states and the District of Columbia.

This purchase marks the first Renaissance system to be installed in the northeastern U.S., a region with a population in excess of 55 million people.  The Company anticipates this will be a region for further penetration of its surgical guidance system.

“Mazor has clearly developed a technologically advanced system and we are delighted to be the first hospital in the northeast to offer the Renaissance system,” commented Vic Giulianelli, President and CEO of St. Mary’s. “Our patients already benefit from St. Mary’s having one of the nation’s leading orthopedic spine surgeon, and to achieve our goal of becoming a leading center for advanced spine surgery regionally and throughout the Northeast, we also need to take advantage of the latest technological advances, which we have now done with the purchase of the Renaissance system.”

“St. Mary’s Healthcare is a high quality institution - one that is committed to patient care and ensuring that its surgeons are continually using the latest technologies to deliver better patient outcomes,” commented Ori Hadomi, Mazor’s Chief Executive Officer.  “Our initial success in California, Florida and Texas provides us with a body of evidence supporting the benefits of our Renaissance system, so we are delighted to have installed our first Renaissance system in the northeast.  We will continue to deploy more resources to build upon this success as we see this being a promising market for Mazor.”

“As surgeons, we are inherently looking for better solutions for our patients, and I believe Renaissance will enable us to better serve those suffering from debilitating spinal conditions,” commented Jian Shen MD, Ph.D., a leading orthopedic spine surgeon.  “Renaissance system is the safest, most accurate technology for minimally invasive spine surgery currently available in the marketplace, and given its accuracy and high safety level, I have complete confidence in its capabilities.”

Renaissance, Mazor Robotics’ next generation surgical guidance system for spine procedures, is transforming spine surgery from freehand operations to highly-accurate, state-of-the-art guided procedures that raise the standard of care with better clinical results.  Renaissance system has been used to perform thousands of procedures worldwide (with over 35,000 implants placed in those procedures) in a wide variety of spinal procedures, many of which would not have been attempted without this technology.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. For example, forward-looking statements are used in this press release, when we discuss our belief regarding the future installation of our Renaissance system and penetration into the northeastern U.S. market, or when the benefits of using Renaissance are discussed.. These statements are only predictions based on Mazor's current expectations and projections about future events.  There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC).  For more details, refer to Mazor's SEC filings and the amendments thereto, including its Registration Statement on Form 20-F filed on May 10, 2013 and its Current Reports on Form 6-K. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou / Robert Jones - Investors
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212/850-6020; 646/201-5447

Chris Gale – Media
cgale@evcgroup.com
646/201-5431